  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	March 30, 2020

Eldorado Gold Announces Partial Drawdown of Credit Facility

VANCOUVER, BC - Eldorado Gold Corporation, (“Eldorado” or “the Company”) reports that it has drawn $150 million under its revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. The Company has no immediate need for the funds, however proceeds will be used for general corporate purposes, as required. The Company is also reviewing its 2020 sustaining and growth capital budget and will reduce expenditures if required.

The monies have been drawndown under the Company’s $450 million Third Amended and Restated Senior Credit Facility dated June 5, 2019. The applicable interest rate on the funds is a function of the Company’s net leverage ratio as at the last day of the most recently completed fiscal quarter and is based on the London Interbank Offering Rate (“LIBOR”) plus a premium of 2.25%-3.25%.

“We are continuing to take proactive steps to protect our people and our business and have commenced task observations at our operations to ensure that work is being done appropriately with respect to control measures such as social distancing”, said George Burns, President and CEO.  “Further, although we have no immediate need for the funds, drawing on our credit facility is financially prudent at this time.  We would like to acknowledge our lenders and all external stakeholders for continuing to support us, our workforce and the local communities relevant to our business.”

The Company continues to monitor the operating environment closely in the jurisdictions where it operates.  Eldorado has implemented additional controls at all its operations and offices around the globe to further protect the health and safety of its workforce, their families and neighboring communities, which include:

■
Task observations to ensure that workplace controls in place are effective in maintaining physical distance. Procedures will be modified where necessary to create distance.  Tasks that cannot be effectively modified will be discontinued until an appropriate change is implemented.

■
Advising employees to stay at home if they are at risk or have family members at home at risk.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louise.burgess@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the duration or extent of the restrictions and suspensions with respect to our operations and the effect that any such restrictions or suspensions may have on our operations and our financial and operational results; the ability of the Company to continue with any of our operations, or to successfully maintain our operations while they are temporarily suspended ,or to restart or ramp-up these operations efficiently or economically, or at all, the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; our expectation as to our future financial and operating performance, gold price outlook and the global concentrate market; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including regarding how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID 19 pandemic, the tonnage of ore to be mined and processed; ore grades and recoveries, decommissioning estimates, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society,; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of the common shares of the Company; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form and other regulatory filings filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.